CNL HEALTHCARE PROPERTIES II, INC.

CNL CENTER AT CITY COMMONS

450 SOUTH ORANGE AVENUE

ORLANDO, FLORIDA 32801

February 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Attn:		Kim McManus, Senior Counsel
Sandra Hunter, Staff Attorney

	Re:	CNL Healthcare Properties II, Inc.
Registration Statement on Form S-11, as amended
File No. 333-206017

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, CNL Healthcare Properties II, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement in order that the Registration Statement shall become effective at 2:00 P.M. (EDT) on Wednesday, March 2, 2016 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Please contact Chris Stambaugh of DLA Piper LLP (US), counsel to the Company, at (919) 786-2040 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

CNL HEALTHCARE PROPERTIES II, INC.

By:	/s/ Kevin R. Maddron
Name: Kevin R. Maddron
Title: Chief Operating Officer and Chief Financial Officer